САМАРАЭНЕРГО

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ "САМАРАЭНЕРГО"

443100, г. Самара, ул. Маяковского, 15
Тел. (8462) 39-63-59; Факс (8462) 42-43-94;
Телетайп 714166 СВЕТ; adm@snet.samen.elektra.ru

02 APR 12 AM 9:3

от 4.03.02 № 104-81/1285

на № ______ от ______

12g3-2(b)
File# 82-4708

02028402

Securities and Exchange Commission
Division of International Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Exemption No.: 82-4708

AO Samaraenergo

Dear Sirs,

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed Announcement about Special General Shareholders Meeting which is to be held on 25 of March 2002 and was published in "Rossiyskaya Gazeta".

Sincerely,

V.V. Nikonov
Deputy General Director
of JSC "Samaraenergo"

PROCESSED
APR 19 2002
THOMSON FINANCIAL

dlw 4/16

Dear Shareholder!

JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «SAMARAENERGO» (Russia, 443100, Samara, Ul. Mayakovskogo, 15) informs about the Special General Shareholders Meeting, convening in form of mutual attendance at the instance of the shareholder QUARTERHOUSE INVESTMENTS LIMITED.

The Meeting will be convened on March, 25, 2002 at 12.00 a.m. at the following address: Russia, Samara, Ul. Mayakovskogo, 15. The registration will begin at 10.00 a.m. and finish at 11.30 a.m. To be registered You will need a passport and a letter of attorney (for shareholders representatives).

Meeting agenda:

1. *About confirmation of new wording of the JSC "Samaraenergo" Charter*

You can familiarize youself with the agenda materials from March, 4, 2002, 10.00 a.m. - 5.00 p.m. at the following addresses:

- Russia, Samara, Ul. Mayakovskogo, 15, room 425, JSC "Samaraenergo";
- Russia, Samara, Ul. Polevaya, 5, office 205, Samara Branch of "The Central Moskow Depositary";
- Russia, Moscow, Ul. Olkhovskogo, 22, JSC «The Central Moscow Depositary».

The date of drawing up the list of shareholders who have a right to take part in Special General Meeting is February 19, 2002. Election Bellutins will be sent to shareholders till March, 4 2002.

A possibilty of voting in absentia is provided for our numerous shareholders convenience. To vote in absentia You must mark the chosen voting variant in enclosed Bulletin, sign the Bulletin and send it by post or bring personally at the following addresses:

- Russia, 107066, Moscow, Ul. Olkhovskogo, 22, «The Central Moscow Depositary»;
- Russia, 443100, Samara, Ul. Polevaya, 5, office 205, Samara Branch of "The Central Moscow Depositary".

Only Bellutins received thro March, 23, 2002, 12.00 a.m. will be allowed for summarizing of voting results.

Information telephones:

- JSC "Samaraenergo" – 7(8462) 79-61-33
- "The Central Moskow Depositary" – 7(095) 264-44-23,
- Samara Branch of "The Central Moscow Depositary" – 7(8462)35-68-94.

JSC "Samaraenergo" Board of Directors